Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2018-16

Minnesota issues last of its major permits for PolyMet copper-nickel mine
Water and air permits and 401 certification issued by Minnesota Pollution Control Agency

St. Paul, Minn., Dec. 20, 2018 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, reports it has received the final remaining state approvals for PolyMet to construct and operate the NorthMet copper-nickel-precious metals project in northeastern Minnesota.

The Minnesota Pollution Control Agency today issued the water quality (NPDES/SDS) and air quality permits and the Clean Water Act Section 401 water quality certification for the NorthMet mine. This follows the Department of Natural Resources’ issuance in early November of the Permit to Mine, dam safety, water appropriations, takings, and public waters work permits, along with the Wetlands Conservation Act approval. In total, the MPCA and DNR have issued 17 permits and other approvals.

“This represents the culmination of many years of hard work to allow the building of Minnesota’s first copper-nickel mine,” said Jon Cherry, president and CEO. “We look forward to the opportunity to responsibly develop the NorthMet mine and produce those metals that are critical for our society while creating value for our shareholders and the communities in which we operate.”

As with the DNR permits, the MPCA permits were issued after the company demonstrated that its project designs meet strict state environmental standards and at the conclusion of an extensive public input process.

PolyMet will be the first to commercially produce copper and nickel, in addition to platinum, palladium, gold and cobalt, from the world-class Duluth Complex in the Iron Range’s historic mining district.

The permits authorize the company to build and operate open pit mining operations that are expected to yield approximately 1.2 billion pounds of copper, 170 million pounds of nickel, 6.2 million pounds of cobalt and 1.6 million troy ounces of precious metals over a 20-year mine life. The 225 million tons of ore permitted for extraction represent roughly one third of the NorthMet 649-million-ton Measured and Indicated Resource as described in the company’s 2018 National Instrument 43-101 Technical Report, which is filed under the company’s SEDAR and EDGAR profiles.

“The permits pave the way for a final decision from the U.S. Army Corps of Engineers on its wetlands (Section 404) permit, the only remaining federal permit. That decision is expected soon,” Cherry said. “The permits also will provide certainty for the financing process over the next few months as we prepare for the 2019 construction season,” he said.

“State and federal regulatory agencies have been thorough, careful and deliberate in following the law throughout the permitting process,” Cherry said. “Our shareholders and supporters have been steadfast throughout this process, and we are most grateful to them. We are extremely pleased with this outcome.”

Permit details and status can be found on the state’s website at www.polymet.mn.gov.

This release has been reviewed and approved by Herb Welhener, an Independent Qualified Person within the meaning of National Instrument 43-101.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the Erie Plant, a large processing facility located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.